SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                PARIS CORPORATION
                       (Name of Subject Company (Issuer))

                             DOMINIC P. TOSCANI, SR.
                                GERARD M. TOSCANI
                       (Name of Filing Persons (Offeror))


                    COMMON STOCK, PAR VALUE $0.004 PER SHARE
                         (Title of Class of Securities)

                               __________________
                      (CUSIP Number of Class of Securities)

                             DOMINIC P. TOSCANI, SR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                  122 KISSEL ROAD, BURLINGTON, NEW JERSEY 08016
                                 (609) 387-7300
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:

                                STEPHEN A. SALVO
                        SALVO, RUSSELL, FICHTER & LANDAU
                             510 TOWNSHIP LINE ROAD
                                    SUITE 150
                          BLUE BELL, PENNSYLVANIA 19422
                            TELEPHONE: (215) 653-0110


                                JANUARY 10, 2002

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]     third-party  tender  offer  subject  to  Rule  14d-1.

     [X]     issuer  tender-offer  subject  to  Rule  13e-4.

     [X]     going  private  transaction  subject  to  Rule  13e-3.

     [ ]     amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM  12.  EXHIBITS.



(a)(1)  Text  of  Press  Release  dated  January  10,  2002,  issued  by  Paris
Corporation.

                                  EXHIBIT  INDEX

EXHIBIT
NUMBER     EXHIBIT  NAME
-------    ------------

(a)(1)     Text  of  Press  Release  dated  January  10,  2002,  issued by Paris
           Corporation.



                                                     Document  is  copied.
                                                                  EXHIBIT (a)(1)


NEWS  RELEASE
================================================================================

     PARIS  CORPORATION  ANNOUNCES  SELF-TENDER  OFFER  AT  $4.50  PER  SHARE
     -----------------------------------------------------------------------

Burlington, New Jersey - January 10, 2002 - Paris Corporation (Nasdaq: PBFI) announced today it will commence a self-tender offer to purchase all outstanding shares of its common stock at a price of $4.50 per share, net in cash to the sellers, and take the company private. The Board of Directors of Paris Corporation has approved the tender and has recommended that stockholders accept the offer.

The tender offer is intended to represent a first step in a transaction through which Gerard M. Toscani, Senior Vice President of Paris Corporation, will take the company private. Mr. Toscani has indicated that he will not tender his shares in the offer.

Paris Corporation expects to obtain funds for the offer from available cash and from a new credit facility which is expected to be finalized in February, 2002.

There are approximately 3.3 million shares of common stock of Paris Corporation outstanding, of which approximately 74 percent currently is owned or controlled by Dominic P. Toscani, the father of Gerard M. Toscani, or Frank A. Mattei. Both Dominic P. Toscani and Frank A. Mattei have indicated they will tender their shares in the offer unless Paris Corporation is unable to obtain the new credit facility, in which case Dominic P. Toscani will tender only so much of his shares as the company has the ability to purchase after payment for all other tendered shares.

The tender offer is subject to customary terms and conditions. If the tender offer is successful, shares that are not tendered in the offer are expected to be converted into cash in a second step transaction such as a liquidation. The price per share paid in such a second step transaction is expected to be the same as the purchase price offered in the tender offer. Over the past six months, Paris Corporation's stock has traded between $2.50 and $3.38 per share. The stock closed January 9, 2002 at $3.35 per share. The $4.50 tender offers a premium of 34.33 percent over yesterday's close and a premium of between 80 percent and 33.14 percent above the six month trading range.

Documentation for the tender offer, including a letter of transmittal, will be mailed to all stockholders as soon as practical following this announcement.

Stockholders can call MacKenzie Partners, the information agent for the offer, at 1-800-322-2885 to request the tender documents once they become available or if they have questions about the tender process.

Stockholders of Paris Corporation should read the Tender Offer Statement on Schedule TO once it is filed with the Securities and Exchange Commission as it will contain important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents for free at the Securities and Exchange Commission's website at www.sec.gov.

Paris Corporation is primarily engaged in the manufacture and distribution of stock and custom business forms; mill cut, value added, and custom cut sheets; and paper handling products for small offices and home offices.

Forward Looking Statements concerning Paris Corporations' self-tender offer and its plan to go private are subject to a variety of considerations and uncertainties, primarily the company's ability to successfully conclude the proposed tender offer. The company's corporate and financial information is detailed in the company's filings with the Securities and Exchange Commission, press releases and other communications.

Contact Dominic P. Toscani, Sr. (800) 523-6454


      NOTE:  Transmitted  on  PR  Newswire  at 4:30 p.m. EST, January 10, 2002.